                                                     Exhibit 4(c)


                    APPALACHIAN POWER COMPANY

                      ARTICLES OF AMENDMENT

                             to the

         RESTATED ARTICLES OF INCORPORATION, AS AMENDED



     1.   The name of the corporation is APPALACHIAN POWER
COMPANY.

     2. The amendment is to create a new Series of 500,000 shares of Cumulative Preferred Stock, without par value, consisting of shares of such Cumulative Preferred Stock with designation, description and terms as follows:

          (a) The distinctive serial designation of such series shall be "5.90% Cumulative Preferred Stock".

          (b) The annual dividend rate for such series shall be 5.90% per share per annum, which dividend shall be calculated, per share, at such percentage multiplied by $100, and the date from which dividends on all shares of said series issued prior to the record date for the dividend payable February 1, 1994, shall be cumulative, shall be the date of initial issuance of the shares of such series.

          (c) Such series shall not be subject to redemption prior to November 1, 2003; the regular redemption price for shares of such series shall be $100 per share on or after November 1, 2003, plus an amount equal to accrued and unpaid dividends to the date of redemption.

          (d) The preferential amounts to which the holders of shares of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation shall be $100 per share, plus accrued and unpaid dividends.

          (e)(1) A sinking fund shall be established for the retirement of the shares of such series. So long as there shall remain outstanding any shares of such series, the Corporation shall, to the extent not prohibited by law, on November 1, 2003, and on each November 1 thereafter to and including November 1, 2007, redeem as and for a sinking fund requirement, a number of shares equal to 5% of the total number of shares initially classified as 5.90% Cumulative Preferred Stock in these Articles of Amendment at a sinking fund redemption price of $100 per share plus accrued unpaid dividends to the date of redemption. The remaining shares of such series outstanding on November 1, 2008 will be redeemed as a final sinking fund requirement, to the extent not prohibited by law, on such date at a sinking fund redemption price of $100 per share plus accrued and unpaid dividends to the date of redemption. The sinking fund requirement shall be cumulative so that if on any such November 1 the sinking fund requirement shall not have been met, then such sinking fund requirement, to the extent not met, shall become an additional sinking fund requirement for the next succeeding November 1 on which such redemption may be effected.

              (2) The Corporation shall be entitled, at its election, to credit against the sinking fund requirement due on November 1 of any year pursuant to subparagraph (e)(1) shares of such series theretofore purchased or otherwise acquired by the Corporation and not previously credited against any such sinking fund requirement.

          (f) The shares of such series shall not have any rights to convert the same into and/or purchase stock of any other series or class or any other securities, or any special rights other than those specified herein.

     3.   The amendment was adopted on October 21, 1993.

     4. The amendment was duly adopted by the Board of Directors of the Corporation without shareholder action and shareholder action was not required.

     5. The amendment, and the certificate issued by the Virginia State Corporation Commission related thereto, shall be effective on November 4, 1993.

                                   APPALACHIAN POWER COMPANY


                                   By_/s/ Jeffrey D. Cross__
                                     (Jeffrey D. Cross)
                                     Assistant Secretary


October 28, 1993